2005
FIRST QUARTER REPORT
BENGUET CORPORATION
AND SUBSIDIARIES

The momentous decision of the Supreme
Court in December 2004 to uphold the
Mining Act of 1995 breathed new life
into the ailing Philippine mining
industry. As a direct result of this,
Benguet Corporations mineral properties
in the first quarter of 2005 generated
new and renewed attention from major
foreign investors. Your Company welcomes this favorable development even as it continues to operate with positive results its existing mining ventures like the Acupan Contract Mining Operation and
Irisan Lime Project.